                              WINDSOR COAL COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26573
                      FOR THE QUARTER ENDED JUNE 30, 2001*


                                    CONTENTS

                                                                    Page

        Statements of Income and Retained Earnings                     1

        Balance Sheets                                               2-3

        Information Concerning Mine Operations and
          Capital Improvements                                         4

        Calculation of Cost of Capital and
          Statement of Cost of Commercial Coal Sold and Shipped        5

        Statement of Cost of Operation                                 6

        Analysis of Mining Plant in Service                            7








        *Final Report - See Page 5 for explanation.


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                              WINDSOR COAL COMPANY
                               STATEMENT OF INCOME
                       FOR THE QUARTER ENDED JUNE 30, 2001
                                   (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                           $ 33

COST OF OPERATION                                              76
                                                             ----

OPERATING LOSS                                                (43)

NONOPERATING INCOME                                           310
                                                             ----

INCOME BEFORE FEDERAL INCOME TAXES                            267

FEDERAL INCOME TAXES ON OPERATIONS                            267
                                                             ----

NET INCOME                                                   $ -
                                                             ====



                         STATEMENT OF RETAINED EARNINGS
                       FOR THE QUARTER ENDED JUNE 30, 2001
                                   (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $ -

NET INCOME                                                      -
                                                              ---

BALANCE AT END OF PERIOD                                      $ -
                                                              ===


The common stock of the Company is wholly owned by Ohio Power Company.


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                              WINDSOR COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)
                                                           June 30,
                                                             2001
                                                         ------------
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $46,485
  Accumulated Depreciation and Amortization                 45,856
                                                           -------

         NET MINING PLANT                                      629
                                                           -------

CURRENT ASSETS:
  Cash and Cash Equivalents                                    989
  Accounts Receivable - General                                 69
  Advances to Affiliates                                    33,510
  Materials and Supplies                                       396
  Accrued Tax Benefit                                       12,108
                                                           -------

         TOTAL CURRENT ASSETS                               47,072
                                                           -------

DEFERRED INCOME TAXES                                       32,973
                                                           -------

DEFERRED CHARGES                                               484
                                                           -------

           TOTAL                                           $81,158
                                                           =======


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                              WINDSOR COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)

                                                          June 30,
                                                            2001
                                                        ------------
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                            $  -
  Paid-in Capital                                            -
  Retained Earnings                                          -
                                                          -------

         TOTAL SHAREHOLDER'S EQUITY                          -
                                                          -------

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions      35,019
  Accrued Reclamation Costs                                15,133
  Operating Reserves                                       18,831
                                                          -------

         TOTAL OTHER NONCURRENT LIABILITIES                68,983
                                                          -------

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                   903
    Affiliated Companies                                      616
  Accrued Vacation Pay                                        316
  Accrued Other Postretirement Benefits                     6,993
  Other                                                     1,094
                                                          -------

         TOTAL CURRENT LIABILITIES                          9,922
                                                          -------

REGULATORY LIABILITIES                                      2,253
                                                          -------

           TOTAL                                          $81,158
                                                          =======


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                              WINDSOR COAL COMPANY
         INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                       FOR THE QUARTER ENDED JUNE 30, 2001


        In July 2001, Ohio Power Company sold Windsor Coal Company (WCCo). Therefore, this will be the final report that is filed for WCCo.







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


                              WINDSOR COAL COMPANY
 CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                       FOR THE QUARTER ENDED JUNE 30, 2001
                         (in thousands, except as noted)
                                                                                                      April through
                                                                                                           June
                                                                                                           2001
  I. Calculation of Cost-of-Capital Compensation:
     -------------------------------------------
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $   -
            Paid-in Capital                                                                                  -
            Excess of Acquisition Cost Over Net Book Value                                                    172
                                                                                                         --------

       B. Rate of Return Allowable per HCAR No. 26573: 10.27% per annum, 2.5675% per quarter              .025675
                                                                                                         --------

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $      5
                                                                                                         ========

            2. Year-to-Date                                                                              $     10
                                                                                                         ========

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         310
                                                                                                         --------

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (310)
                                                                                                         ========

            2. Year-to-Date                                                                              $ (1,058)
                                                                                                         ========

 II. Coal Billing Calculation:
     ------------------------
       A. Total Operating Expenses (a)                                                                   $    343

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (310)
                                                                                                         --------

       C. Cost Applicable to Current Quarter Coal Billings                                               $     33
                                                                                                         ========

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                   -
                                                                                                          =======

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $  -
                                                                                                           ======

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.


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                              WINDSOR COAL COMPANY
                         STATEMENT OF COST OF OPERATION
                       FOR THE QUARTER ENDED JUNE 30, 2001


                                                       (in thousands)

Direct Labor-UMW*                                          $    12
Indirect Labor-UMW*                                            355
Benefits-UMW*                                                  918
Salaries and Benefits-Nonunion                                 928
Operating Supplies                                             133
Repair Parts and Materials                                     107
Electricity and Other Utilities                                 40
Outside Services-Maintenance, Haulage and Reclamation          343
Taxes Other Than Federal Income Taxes**                       (225)
Rental of Equipment                                             11
Mining Cost Normalization***                                 1,240
Other Production Costs                                      (3,786)
                                                           -------

Subtotal                                                        76

Transfers of Production Costs (to)/from Coal Inventory        -
                                                           -------

          Total                                            $    76
                                                           =======

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.



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                              WINDSOR COAL COMPANY
                       ANALYSIS OF MINING PLANT IN SERVICE
                     AND RELATED ACCUMULATED PROVISIONS FOR
                          DEPRECIATION AND AMORTIZATION

                                             JUNE 30, 2001
                                     -----------------------------
                                                            Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                     ------  -----------  ---------
                                              (in thousands)

          Description

Surface Lands                        $   629    $  -        $629

Mining Structures and Equipment       35,815     35,815       -

Mine Development Costs                10,041     10,041       -
                                     -------    -------     ----

    Total Mining Plant
      in Service                     $46,485    $45,856     $629
                                     =======    =======     ====